Exhibit 99.1

Pyxis Tankers Regains Compliance with NASDAQ’s Minimum Closing Bid Price Rule

Maroussi, Greece, March 14, 2016 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced that it regained compliance with the NASDAQ’s continued listing requirements regarding the minimum closing bid price.

We received a written notification from The NASDAQ Stock Market, Inc. on March 11, 2016 stating that the closing bid price of our shares has been $1.00 per share or higher for the last ten consecutive trading days, from February 26 to March 10, 2016.   Accordingly, we are again in compliance with the exchange’s minimum closing bid price rule (Marketplace Rule 5550(a)(2)) and this matter is closed.

Henry Williams, our Chief Financial Officer, commented, “We are pleased that we regained compliance so quickly with Nasdaq’s minimum closing bid price rule.  We believe that the recent release of our solid results for the year end 2015 contributed to that positive result.  We plan to continue to emphasize how our specific sector of shipping, product tankers, is performing significantly better than many other sectors, and that we believe that Pyxis’ operating platform is comparable to or better than many of our publicly-listed product tanker peers.”

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and experienced management team, whose interests are aligned with those of our shareholders.

Forward Looking Statements.

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. There can be no assurance, for example, that we will be able to maintain compliance with the exchange’s minimum closing bid price requirement in the future.  As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. We cannot assure you, for example, about our future performance and financial results or those of our competitors.  A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website http://www.pyxistankers.com.

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0100

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.